Mail Stop 4561

August 25, 2009

Michael W. Laphen
Chairman, President, and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re:** **Computer Sciences Corporation**
> **Form 10-K for the Fiscal Year Ended April 3, 2009**
> **Filed May 29, 2009**
> **File No. 001-04850**

Dear Mr. Laphen:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant